Exhibit 1.2

                           Wellstone Communities Inc.

                       5,000,000 shares of Preferred Stock

                            SERVICING AGENT AGREEMENT


                               Date: June 10, 2003

To Wellstone Securities Inc.:

         Wellstone Communities Inc., a Georgia corporation ("Company"), hereby confirms its agreement with Wellstone Securities Inc. ("Servicing Agent"), a broker-dealer registered with the Securities and Exchange Commission ("Commission") and a member of the National Association of Securities Dealers, Inc. ("NASD"), as follows:

         1. Introduction.

         Terms used in this agreement have the meanings given them in the attached Sales Agency Agreement. Servicing Agent is an Agent under the Sales Agency Agreement and will have the additional responsibilities and compensation in connection with the Offering described in this agreement.

         2. Servicing Agent's Responsibilities.

         Servicing Agent will have these responsibilities in connection with the Offering, as well as any other responsibilities as from time to time agreed upon by Servicing Agent and the Company:

         a. Selecting Agents. Servicing Agent will identify and learn about any registered broker-dealer that it recommends to the Company as an Agent for the offering. If the Company agrees with the recommendation, it will enter into a Sales Agency Agreement with the recommended broker-dealer.

         b. Servicing the relationships with Agents. Servicing Agent will take all actions necessary to assist the Company in meeting its obligations to Agents. The Company may refer any communications with Agents to the Servicing Agent. The Company may rely upon the Servicing Agent for any waivers or other communications it may make on behalf of any Agent.

         c. Compensating Agents. Servicing Agent will supervise the accounting for paying and reporting compensation to the Agents. The Company will provide full cooperation by its staff and contractors for this purpose.

         d. Monitoring Agents. Servicing Agent will not be responsible for the conduct of any Agent under the Sales Agency Agreement. It will, however, monitor the performance of Agents and report to the Company when requested or when the Servicing Agent deems it would be in the Company's best interest to have performance information about any Agent.

         3. Servicing Agents' Compensation.

         Servicing Agent shall receive, as compensation for its services under this agreement, a commission equal to one percent (1%) of the aggregate dollar amount of Shares sold by all Agents in the Offering. This compensation for serving as Servicing Agent is in addition to any and all compensation that Servicing Agent may receive for Shares sold by it in the Offering.


Wellstone Communities Inc.                           Wellstone Securities Inc.


By: S/John T. Ottinger                               By S/Garry Cornish
    ------------------                                  ---------------
    John T. Ottinger, President                         Garry Cornish, President